

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 3, 2007

Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647

      Re: **Gryphon Gold Corporation**
                Registration Statement on Form SB-2
                Filed July 23, 2007
                File No. 333-143581

                Form 10-QSB/A-1 for the period ended December 31, 2006
                Filed July 23, 2007
                File No. 333-127635

Dear Sir or Madam:

      We have reviewed your response letter and the amended filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In future amendments, please be sure to file a version show to marked changes, as contemplated by Rule 310 of Regulation S-T.

2.   We note that your probable acquisition of Nevada Eagle Resources LLC, as contemplated by the agreement dated July 4, 2007, appears to be more than 50% significant to the company. Accordingly, please revise your registration statement

to include the financial statements required by Items 310(c) and (d) of Regulation S-B or advise.

Form SB-2 filed July 23, 2007

3. Please revise or remove the explanatory note. The note erroneously refers to a Form 10-KSB for the fiscal year ended March 31, 2008. In addition, it appears that the note was included by mistake and was meant to be included in a post-effective amendment relating to another registration statement that was filed shortly after this pre-effective amendment.

4. We note that you have included in this registration statement 30,000 shares issued to Roman Friedrich & Company Ltd. pursuant to an Advisory Services Agreement dated March 15, 2007, whereby you agreed to compensate RFC by paying a retainer fee of Cdn$7,500 per month and issuing 7,500 common shares per month, payable on each monthly anniversary. It appears, then, that you are registering the equivalent of 4 months' worth of fees. Please advise us of the exemption you relied upon to issue the shares to RFC.

Form 10-QSB for the period ended December 31, 2006

5. We reissue prior comment 6 in part. Please disclose the dates on which corrective action was taken and any associated material costs.

Closing comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry